**EXOTIX USA, INC.**

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2018

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| **8-67668** |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2017 (MM/DD/YY) AND ENDING 3/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Exotix USA, INC.

| OFFICIAL USE ONLY |
|---|
| ______________ FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
444 Madison Avenue, 36th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christina Villa 212-551-3480
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor (Address) New York (City) NY (State) 10018-3496 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)





**OATH OR AFFIRMATION**

I, Christina Villa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Exotix USA, Inc., as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Christina Villa

CEO

DAVID MORONEY
Notary Public - State of New York
NO. 01MO6325966
Qualified in Orange County
My Commission Expires Aug 24, 2019

Notary Public

05/24/2019

This ~~report ** contains (check all~~ applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EXOTIX USA, INC.

## CONTENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Exotix USA, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Exotix USA, Inc. (the "Company"), as of March 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.  Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement.  We believe that our audit provides a reasonable basis for our opinion.

*WithumSmith+Brown, PC*

We have served as the Company's auditor since 2015.

May 29, 2018
New York, New York

**WithumSmith+Brown, PC**   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

# EXOTIX USA, INC.

**STATEMENT OF FINANCIAL CONDITION**
**March 31, 2018**

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 2,900,123 |
| Restricted cash | | 275,858 |
| Receivables from affiliate, net | | 1,681,934 |
| Fail to deliver | | 5,613,154 |
| Accounts receivable, customer | | 5,603,169 |
| Income tax receivable | | 566 |
| Property and equipment, net | | 6,159 |
| Other assets | | 42,428 |
| | | |
| Total assets | $ | 16,123,391 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 401,461 |
| Fail to receive | | 5,603,169 |
| Accounts payable, customer | | 5,613,154 |
| Security deposit payable | | 59,429 |
| Deferred rent | | 69,370 |
| Income tax payable | | 625 |
| | | |
| Total liabilities | | 11,747,208 |

**Stockholder's equity**

| | |
|---|---:|
| Common stock, $.01 par value, | |
| 1,000 shares authorized, issued, and outstanding | 10 |
| Additional paid-in capital | 1,999,990 |
| Retained earnings | 2,376,183 |
| | |
| Total stockholder's equity | 4,376,183 |
| | |
| Total liabilities and stockholder's equity | $ 16,123,391 |

See accompanying notes to this financial statement.

# EXOTIX USA, INC.

1. **Nature of business and summary of significant accounting policies**

*Nature of Business*

Exotix USA, Inc. (the "Company") is a corporation formed under the laws of Delaware on May 15, 2007. On January 14, 2008, the Company became a broker-dealer and as such, is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Exotix Holding Ltd., and is an affiliate of Exotix Partners LLP (the "Affiliate").

The Company is engaged in providing market information, market prices, and efficient trade execution in fixed income and other financial instruments to professional and institutional investors in the Americas. The Company offers the intermediation of loans extended to sovereign and corporate entities primarily located in emerging markets and between professional and institutional investors on a name give-up basis. The Company conducts business exclusively with institutional buy side investors, securities dealers and other professional market participants.

The Company also acts as agent in selling securities in private placements, generally under Securities Act Regulation D.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on May 29, 2018. Subsequent events have been evaluated through this date.

*Restricted Cash*

Restricted cash consisted of a letter of credit with a financial institution, in the form of a certificate of deposit, which is held to secure one of the Company's property leases.

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation and amortization. All property and equipment is being depreciated on a straight-line basis over the estimated useful lives of the related assets. Amortization of leasehold improvement is computed on a straight-line basis over the estimated useful life of the asset or the term of the lease, whichever is shorter. The Company provides for depreciation and amortization as follows:

| Asset | Estimated Useful Life | Principal Method |
|---|---|---|
| Furniture and fixtures | 7 years | Straight-line |
| Office and other equipment | 3 years | Straight-line |
| Leasehold improvements | Shorter of estimated life of asset or lease term | Straight-line |

# EXOTIX USA, INC.

**1. Nature of business and summary of significant accounting policies (continued)**

*Revenue and Expense Recognition from Securities Transactions*

Securities transactions and the related revenues and expenses are recorded on the trade-date basis. The Company clears and settles debt transactions via a "piggy-back" arrangement with its Affiliate and Pershing Securities Limited. Equity transactions are cleared and settled between the executing local broker and the custodian for the client.

*Research Income*

The Company distributes research produced by its Affiliate to its clients. Revenues are recorded when earned and realizable. This will occur when there is evidence of an arrangement, the research has been provided, the fee is fixed or determinable and collectability is reasonably assured. Typically the revenue recognition criteria are not met until the client has notified the Company of payment for research provided.

*Success Fees*

Success fees are recognized at the point in time when the underlying transaction is complete, the services have been performed and the fees are due from the client.

*Income Taxes*

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that reduces stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

# EXOTIX USA, INC.

**1. Nature of business and summary of significant accounting policies (continued)**

*Income Taxes (continued)*

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2014. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

*Translation of Foreign Currency and Foreign Exchange Gain/Loss*

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the March 31, 2018 exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date.

The Company has a bank account denominated in Pound Sterling (GBP) to offset the risk of settlement of the transactions conducted with its Affiliate. As of March 31, 2018, the balance was approximately GBP 701,000. For the year ended March 31, 2018, there was a gain of approximately $136,000 as a result of the fluctuation of the exchange rate on the cash held in this account.

*Liquidity*

The Company has incurred recurring losses from operations, and expects to do so in the future. The Affiliate has indicated that it will provide additional capital as needed to sustain the Company for at least a year from the date of issuance of these financial statements.

*Recently Issued Accounting Pronouncements*

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*. Under the new guidance, an entity should recognize revenue to depict the fees and commissions for services rendered to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these services rendered. They also provide guidance on when revenue and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flow from contracts with customers. ASU 2014-09 is effective for annual periods beginning after December 15, 2017 and the interim periods within annual periods beginning after December 15, 2018. The Company believes the impact of the ASUs is low.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company believes the impact of the ASUs is minimal.

# EXOTIX USA, INC.

2.  **Customer transactions**

In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At March 31, 2018, fail to deliver and payable to customers was approximately $5,613,000, and fail to receive and receivable from customers was approximately $5,603,000.

3.  **Related party transactions**

*Receivables from Affiliate*

Substantially all of the Company's commission revenue is derived from effecting securities transactions on behalf of customers, primarily United States institutional investors, and in some cases with its affiliates. Pursuant to a clearing arrangement with an affiliate, the Company's commissions from customers are collected by an affiliate and remitted to the Company. As of March 31, 2018, there was a receivable from affiliate under this arrangement of approximately $3,203,000 for commissions from customers collected by the affiliate.

*Transfer Pricing and Head Office Charges*

Per a Services and Commissions Sharing Agreement (the "Agreement") between the Company and several affiliates, the Company shares revenues resulting from the Company's brokerage and investment banking business via a profit split method.

The Affiliate also provides certain support services ("Head Office Charges") to the Company, including but not limited to compliance, financial, legal and human resources.

The total amounts payable for transfer pricing and head office charges were approximately $1,521,000.

*Clearance Fees*

The Company pays clearing fees to its Affiliate. The Company receives the commission revenue from customers after deducting the commission expense owed to the Affiliate. As a result, there are no commissions payable to the Affiliate.

# EXOTIX USA, INC.

## 4.  Property and equipment

Details of property and equipment at March 31, 2018 are as follows:

| | | |
|---|---|---:|
| Office and other equipment | $ | 337,734 |
| Leasehold improvements | | 29,959 |
| Furniture and fixtures | | 400,627 |
| | | 768,320 |
| Less: accumulated depreciation | | |
| and amortization | | 762,161 |
| | | |
| | $ | 6,159 |

## 5.  Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1.  This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.  At March 31, 2018, the Company's net capital was approximately $2,165,000 which was approximately $1,915,000 in excess of its minimum requirement of $250,000.

## 6.  Income taxes

The Company's effective tax rate differs from its statutory tax rate as a result of state taxes, permanent differences, changes in enacted tax rates and recording a valuation allowance.

The Tax Cut and Jobs Act ("Tax Act") was enacted on December 22, 2017. The Tax Act reduces the federal corporate tax rate from 35% to 21% effective January 1, 2018. Accordingly, the Company recast its deferred tax assets based on the rates at which they are expected to reverse in the future, which is 21%.  Furthermore, as the Company has a fiscal year-end, the Company is subject to a blended statutory tax rate for the current year.

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets at March 31, 2018, are as follows:

| | | |
|---|---|---:|
| Deferred tax asset | | |
| Net operating loss | $ | 740,739 |
| Depreciation | | 2,987 |
| Deferred rent payable | | 17,124 |
| Bonus accrual | | 24,762 |
| Unrealized foreign exchange | | (44,110) |
| | | 741,502 |
| Less: Valuation allowance | | (741,502) |
| | | |
| Net deferred tax asset | $ | - |

**6. Income taxes (continued)**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the period ended March 31, 2018. Such objective evidence limits the ability to consider other subjective evidence, such as projections for further growth. On the basis of the evaluation as of March 31, 2018, a valuation allowance of approximately $742,000 has been recorded to record only the portion of the deferred tax assets that will more likely than not be realized. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence, such as projections for growth.

As of March 31, 2018, the Company had net operating loss carryforwards of approximately $2,300,000 for federal purposes available to offset future taxable income. The federal net operating loss carryforwards generated prior to the current year expire commencing 2036 through 2037. However, the federal net operating loss generated in the current fiscal year ended March 31, 2018 in the amount of $1,200,000 may be carried forward indefinitely under the newly enacted Tax Act. Additionally, the Company has state and city net operating loss carryforwards of approximately $2,200,000 and $2,200,000, respectively, as of March 31, 2018. The state and city net operating loss carryforwards begin to expire in 2036.

**7. Concentrations of credit and off-balance sheet risk**

*Concentrations of Credit Risk*

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

*Off-Balance Sheet Risk*

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through a contractually obligated foreign affiliate. These trades are settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business. All open transactions at March 31, 2018 settled with no resultant loss being incurred by the Company.

**8. Exemption from Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

# EXOTIX USA, INC.

### 9. Commitments

*Operating Leases*

The Company leases its office space under operating leases that expire at various times through January 2020. The leases are secured by a letter of credit with a financial institution in the amount of approximately $276,000, in the form of a certificate of deposit, which is included in restricted cash in the statement of financial condition at March 31, 2018.  Aggregate future minimum annual rental commitments are as follows:

**Year Ending March 31,**

| | | |
|---|---|---:|
| 2019 | $ | 387,305 |
| 2020 | | 322,754 |
| | $ | 710,059 |

### 10. Rentals under operating leases

The Company subleases a portion of its office space to a tenant. The lease expires in 2020. The following is a schedule of approximate future minimum base rentals under non-cancelable operating lease agreements in effect at March 31, 2018:

**Year Ending March 31,**

| | | |
|---|---|---:|
| 2019 | $ | 127,288 |
| 2020 | | 108,878 |
| | $ | 236,166 |

### 11. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company matches up to 5% of employee contributions to the Plan.